EXHIBIT 4.6

*	Confidential Treatment has been requested for the marked portions of this exhibit pursuant to Rule 24B-2 of the Securities Exchange Act of 1934, as amended.

LICENSE AGREEMENT

BETWEEN

INEX PHARMACEUTICALS CORPORATION

AND

ARADIGM CORPORATION

License Agreement

Table of Contents

Article 1 Interpretation		1
1.1	Definitions	1
1.2	Entire Agreement	7
1.3	Governing Law	7
1.4	Headings	7
1.5	Severability	7

Article 2 Patent and Know-How Licenses		8
2.1	Licenses	8
2.2	Exclusive License Term	8
2.3	Reservation of Rights	8
2.4	Sublicenses	8

Article 3 Milestone Payments and Sublicense Fees		9
3.1	License Fee	9
3.2	Milestone Payments	9
3.3	Independent Consideration	10

Article 4 Patent and Know-How Royalties		10
4.1	Royalty Rate	10
4.2	Royalty Term and Rate Modification	11
4.3	Combination Products	11
4.4	Stacking	11
4.5	Reports and Payment	12
4.6	Withholding Taxes	12
4.7	Late Payments	13
4.8	Foreign Royalties	13
4.9	Records, Audit	13

Article 5 Technology Transfer		13
5.1	Initial Technology Transfer	13
5.2	Subsequent Consultations	14
5.3	Cost Recovery for Technology Transfer Services	14

Article 6 Diligence and Annual Reports		14
6.1	Aradigm’s Diligence	14
6.2	Subcontractors	14
6.3	Consequence of No Sales	15
6.4	Reports	15

Article 7 Representations and Warranties		15
7.1	By Aradigm	15
7.2	By INEX	16
7.3	Survival of Representations and Warranties	17
7.4	DISCLAIMER	17

Article 8 Intellectual Property Rights		18
8.1	Ownership of Pre-Existing Intellectual Property Rights	18
8.2	Ownership of Intellectual Property Rights from Development	18
8.3	INEX Inventions and Aradigm Inventions	18
8.4	Incorporation of INEX Inventions into License	18
8.5	Prosecution and Maintenance of Licensed Patents	19
8.6	Co-operation	19
8.7	Trademarks	19
8.8	Labeling and Patent Marking	19

Article 9 Allocation of Risk		19
9.1	Limits	19
9.2	Conduct of Infringement Proceedings	20
9.3	Breach of Confidence Proceedings	21
9.4	Defense of Infringement Proceedings	21
9.5	Co-operation with Other Licensees	22

Article 10 Confidential Information and Publication		23
10.1	Treatment of Confidential Information	23
10.2	Permitted Disclosures	23
10.3	Publications Generally	23
10.4	Publication by UBC	23
10.5	Objection to UBC Publication	24
10.6	Removal of Objectionable Material	24
10.7	Protecting Objectionable Material	24

Article 11 Termination		25
11.1	Term	25
11.2	Voluntary Termination	25
11.3	Termination for Breach	25
11.4	Termination upon Bankruptcy	25
11.5	Continuing Obligations/No Limitation on Remedies	26
11.6	Disposition of Licensed Product	26
11.7	Survival of Obligations; Return of Confidential Information	26
11.8	Delivery of Data and Materials and License	26

Article 12 Indemnification and Liability Limitations		27
12.1	Indemnification by Aradigm	27
12.2	Indemnification by INEX	28
12.3	Notice of Claims	29
12.4	Consequential Losses	29
12.5	Actions Between the Parties	29
12.6	Insurance	30

Article 13 Dispute Resolution		30
13.1	Negotiation	30
13.2	Arbitration	31

Article 14 Miscellaneous		31
14.1	Assignment	31
14.2	Counterparts	31

ii

14.3	Force Majeure	31
14.4	Further Assurances	31
14.5	International Sale of Goods Act	32
14.6	Modification	32
14.7	No Agency	32
14.8	Non-Use of Names	32
14.9	Notices	32
14.10	Publicity	33
14.11	Third Parties	33
14.12	Waiver	33

iii

License Agreement

This LICENSE AGREEMENT dated as of the 8th day of December, 2004 between INEX PHARMACEUTICALS CORPORATION, a corporation duly incorporated pursuant to the laws of British Columbia, CANADA, having its principal place of business at 100 – 8900 Glenlyon Parkway, Burnaby, B.C. Canada V5J 5J8 (hereinafter referred to as “INEX”), and ARADIGM CORPORATION, a corporation duly incorporated pursuant to the laws of the State of California, USA, having its principal place of business at 3929 Point Eden Way, Hayward, CA 94545 USA. (hereinafter referred to as “Aradigm”).

INTRODUCTION

A. The Canadian Department of National Defence has identified a requirement for the development of countermeasures for protection from, and/or treatment of personnel exposed to certain biological warfare infectious agents such as inhalation anthrax. Defence Research and Development Canada (DRDC), an agency of the Canadian Department of National Defence, has a requirement for industry to formulate liposome-encapsulated Ciprofloxacin into a stable product for delivery by a portable aerosol inhaler device.

B. The end product of the work for the DRDC will be a pre-clinical data package capable of supporting the submission of a Clinical Trials Application (CTA) package or its equivalent i.e. Investigational New Drug submission, to the appropriate Regulatory Authorities.

C. Aradigm is a drug delivery company and the owner of certain patents and know-how related to the AERx Device (as further defined in this Agreement);

D. INEX is a pharmaceutical company and the owner of certain patents and know-how related to liposomal drug delivery systems;

E. INEX and Aradigm desire to set out in this Agreement the terms which will govern the development and licensing of the INEX Liposome Technology (as further defined in this Agreement) for delivering Ciprofloxacin (as further defined in this Agreement) with the AERx Device, meeting the requirements of the DRDC, and the making, use and sale of product by Aradigm in Field in the Territory (as further defined in this Agreement);

In consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, and intending to be legally bound, INEX and Aradigm agree as follows:

Article 1 Interpretation

1.1	Definitions

As used in this Agreement, the following terms, whether used in the singular or plural, shall have the following meanings:

1.1.1	“AERx Device” means the durable hand-held device developed by Aradigm for the delivery of Ciprofloxacin by inhalation and known as the “AERx Device”, as such device may be modified pursuant to the Agreement.

1.1.2	“Affiliate” means any corporation, company, partnership, joint venture or other person or entity which controls, is controlled by or is under common control with a Party. For purposes of this Section 1.1.2, “control” shall mean (a) in the case of corporate entities, direct or indirect ownership of at least 50% of the stock or shares (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) entitled to vote for the election of directors or otherwise having the power to vote on or direct the affairs of such Party; and (b) in the case of non-corporate entities, direct or indirect ownership of at least 50% of the equity interest or the power to direct the management and policies of such non-corporate entities.

1.1.3	“Agreement” means this License Agreement including all exhibits attached to this Agreement.

1.1.4	“Aradigm Invention” has the meaning set out in Article 8.

1.1.5	“Business Day” means any day other than a day which is a Saturday, a Sunday or a statutory holiday in British Columbia or California.

1.1.6	“Ciprofloxacin” means the chemical compound known as ciprofloxacin, whose more specified chemical name is 1-cyclopropyl-6-fluoro-1,4-dihydro-4-oxo-7-(1-piperazinyl)-3-quinolinecarboxylic acid and all pharmaceutically active salts thereof.

1.1.7	“Commercially Reasonable Efforts” means reasonable efforts, and in any event efforts which are not less than those efforts a Party makes with respect to other pharmaceutical products of comparable commercial potential, stage of development, medical/scientific, technical and regulatory profile, and patent protection.

1.1.8	“Confidential Information” means:

(a)	all proprietary information and materials, patentable or otherwise, of a Party which is disclosed in writing by or on behalf of such Party to the other Party and marked as confidential or proprietary, including DNA sequences, vectors, cells, substances, formulations, techniques, methodology, equipment, data, reports, know-how (including the Know-How), preclinical and clinical trials and the results thereof, sources of supply, patent positioning and business plans, including any negative developments, and

(b)	any other information, oral or written, designated in writing by the disclosing Party to the other Party as confidential or proprietary within ten (10) days after such disclosure, whether or not related to the making, use, importing or selling of Licensed Product.

provided that Confidential Information shall not include such information which:

(c)	was known or used by the receiving Party or its Affiliates prior to its date of disclosure to the receiving Party, as evidenced by the prior written records of the receiving Party or its Affiliates; or

(d)	either before or after the date of the disclosure to the receiving Party is lawfully disclosed to the receiving Party or its Affiliates by an independent, unaffiliated Third Party rightfully in possession of the Confidential Information; or

(e)	either before or after the date of the disclosure to the receiving Party becomes published or generally known to the public through no fault or omission on the part of the receiving Party or its Affiliates; or

(f)	the receiving Party can verify by written documentation results from research and development by the receiving Party or any of its Affiliates independent and in advance of disclosure by the other Party thereof; or

(g)	is disclosed by the receiving Party to its attorneys, accountants or other advisors, actual or potential lenders, investors or purchasers, each of whom shall be subject to a confidentiality restriction; or

(h)	is required to be disclosed by the receiving Party to comply with applicable laws, to defend or prosecute litigation or to comply with governmental regulations, provided that the receiving Party provides prior written notice of such disclosure to the other Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

1.1.9	“Crown Identified Patents” means the Patents identified in Exhibit 1.1.9.

1.1.10	“Dollar” and “$” means United States Dollars.

1.1.11	“DRDC” means Defence Research and Development Canada, an agency of the Canadian Department of National Defence.

1.1.12	“Effective Date” means the date shown on page one of this Agreement.

1.1.13	“FDA” means the United States Food and Drug Administration.

1.1.14	“Field” means the pulmonary delivery of Ciprofloxacin.

1.1.15	“IND” means an Investigational New Drug application in accordance with the rules and regulations of the FDA.

1.1.16	“Indication” means an indication pursued by Aradigm in a clinical program for the use of a Licensed Product.

1.1.17	“INEX Invention” has the meaning set out in Article 8.

1.1.18	“INEX Liposome Technology” means INEX’s proprietary liposomal drug delivery system that encapsulates drugs in sphingomyelin/cholesterol liposomes using a proton gradient generated by either an ionophore or methylammonium sulfate.

1.1.19	“Intellectual Property Rights” means rights to any patent, copyright, trademark, trade name or domain name rights, registrations and applications for registration of all of the foregoing rights, and rights in trade secrets, confidential information, moral rights and goodwill.

1.1.20	“Know-How” means all technical information and know-how owned or controlled by INEX which relates to Licensed Product as of the Effective Date, to the extent that INEX is legally able to grant Aradigm the license rights outlined in Section 2.1, which are necessary or useful for the development and commercialization of Licensed Product and shall include, without limitation, all biological, chemical, pharmacological, toxicological, clinical, assay, control and manufacturing data and any other information necessary or useful for the development and commercialization of Licensed Product.

1.1.21	“Licensed Patents” means the Loading Patents and the Sphingosome Patents.

1.1.22	“Licensed Product” means Ciprofloxacin encapsulated in the INEX Liposome Technology and which is intended for pulmonary delivery.

1.1.23	“Loading Patents” means the patents owned by UBC and exclusively licensed to INEX and set out in Exhibit 1.1.23.

1.1.24	“Major European Countries” means the United Kingdom, France, Germany, Italy and Spain.

1.1.25	“NDA” means a New Drug Application in accordance with the rules and regulations of the FDA.

1.1.26	“Net Sales” means the aggregate United States dollar equivalent of gross revenues invoiced by Aradigm and its Affiliates and its Sublicensees from or on account of the sale of Licensed Product to Third Parties, less deductions actually allowed or specifically allocated and actually incurred to Licensed Product by Aradigm using generally accepted accounting standards and reasonable practices with respect to sales of all Aradigm’s products, consistently applied, for the following:

(a)	trade, cash, and quantity discounts off the invoiced price and similar promotional discounts or rebates (such as management fees required by hospital buying groups or granted to managed care organizations) off the invoiced price,

(b)	credits or allowances, if any, actually granted for spoiled, damaged, out-dated and returned or recalled Licensed Product,

(c)	excise taxes, sales taxes, value added taxes, consumption taxes, customs and other duties or other taxes or other governmental charges imposed upon and paid or allowed with respect to the production, importation, use or sale of Licensed Product (excluding income or franchise taxes of any kind), and

(d)	if separately itemized in Aradigm’s invoice for Licensed Product, insurance, freight or other transportation costs incurred in shipping such Licensed Product to such Third Parties,

(collectively, the “Permitted Deductions”), all of the foregoing to the extent consistent with the normal practice in the industry, and provided that any and all of the foregoing are calculated in accordance with USA Generally Accepted Accounting Principles consistently applied. The foregoing definition is subject to the following:

(e)	No deduction shall be made for any item of cost incurred by Aradigm, its Affiliates or Sublicensees in preparing, manufacturing, shipping or selling Licensed Product except as permitted pursuant to Sections 1.1.26(a) through 1.1.26(d) inclusive.

(f)	Net Sales shall not include any transfer among any of Aradigm, its Affiliates and Sublicensees for resale, but Net Sales shall include the subsequent final sales to Third Parties by such Affiliates or Sublicensees.

(g)	Notwithstanding the foregoing, in the event that a governmental agency requires a sublicense of the INEX Liposome Technology as a condition of sales of Licensed Product by Aradigm to such agency, then sales of Licensed Product to such agency shall be deemed to be sales to a Third Party for the purposes of calculating Net Sales. If such governmental agency makes or has made Licensed Product for its own use and such manufacture or use does not generate direct or indirect remuneration for Aradigm, then such Licensed Product so manufactured and used shall not be included in Net Sales for the purposes of calculating remuneration to INEX under this Agreement.

(h)	Fair market value shall be assigned to any and all non-cash consideration such as but not limited to any credit, barter, benefit, advantage or concession received by Aradigm or its Affiliates or Sublicensees in payment for sale of Licensed Product.

(i)	As used in this definition, a “sale” shall have occurred when Licensed Products are billed out or invoiced.

(j)	Notwithstanding anything herein to the contrary, the following shall not be considered a sale of a Licensed Product under this Agreement: (i) the transfer of a Licensed Product to a Third Party without consideration to Aradigm in connection with the development or testing of a Licensed Product; or (ii) the transfer of a Licensed Product to a Third Party without consideration in connection with the marketing or promotion of the Licensed Product (e.g., pharmaceutical samples).

1.1.27	“Party” means INEX or Aradigm and “Parties” means INEX and Aradigm.

1.1.28	“Patent” means (a) all patent applications filed or having legal force in any country owned or controlled by INEX as of the Effective Date; (b) all patents that have issued or in the future issue therefrom owned or controlled by INEX as of the Effective Date, including without limitation utility, model and design patents and certificates of invention; and (c) all divisionals, continuations, continuations-in-part, reissues, renewals, extensions (including supplemental protection certificates), additions, registrations or confirmations to or of any such patent applications and patents.

1.1.29	“Person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government body, and any other form of entity or organization.

1.1.30	“Phase II Trial” means that portion of the clinical development program that provides for additional assessment of safety and preliminary assessment of efficacy at particular dosage levels of a Licensed Product in human volunteers or patients, which is intended to gather information to support the pivotal human clinical trials using the Licensed Product, performed in accordance with the U.S.A. Federal Food, Drug and Cosmetic Act and applicable regulations promulgated thereunder (including without limitation 21 CFR Part 312), as amended from time to time.

1.1.31	“Phase III Trial” means that portion of the clinical development program that provides for human clinical trials, performed after preliminary evidence suggesting dose and effectiveness of a Licensed Product has been obtained, which is intended to gather the additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the Licensed Product and to provide adequate basis for labeling, performed in accordance with the U.S.A. Federal Food, Drug and Cosmetic Act and applicable regulations promulgated thereunder (including without limitation 21 CFR Part 312), as amended from time to time.

1.1.32	“Prime Rate” means the prime or equivalent rate quoted by Citibank, N.A. from time to time.

1.1.33	“Project Bioshield” means any program pursuant to which the FDA or any other Regulatory Authority may make medical treatments quickly available, including the program contemplated by the Project Bioshield Act of 2004, and any counterpart, successor or alternative to such legislation, or any legislation of similar effect.

1.1.34	“Regulatory Approval” means, with respect to a country, all approvals (including price and reimbursement approvals), licenses, registrations, or authorizations of any federal, state or local regulatory agency, department, bureau or other government entity, necessary for the use, storage, import, transport, marketing and sale of Licensed Product, in such country for use in the Field.

1.1.35	“Representatives” means, in respect of a Person, that Person’s Affiliates and their respective directors, officers, employees, consultants, subcontractors, Sublicensees, agents, representatives and other persons acting under their authority.

1.1.36	“Sphingosome Patents” means the Patents owned by INEX and set out in Exhibit 1.1.36.

1.1.37	“Sublicensee” means a Third Party to whom Aradigm has granted a sublicense to make, have made, use, import, offer for sale or sell Licensed Product in one or more countries of the Territory. Without limiting the generality of the foregoing, a Sublicensee shall be deemed to include any Third Party who is granted a sublicense hereunder by Aradigm pursuant to the terms of the outcome or settlement of any infringement or threatened infringement action.

1.1.38	“Territory” means all of the countries and territories of the world.

1.1.39	“Third Party(ies)” means any Person other than INEX or Aradigm or an Affiliate of either of them.

1.1.40	“UBC” means the University of British Columbia, a corporation continued under the University Act of British Columbia and having its administrative offices at 2075 Wesbrook Mall, in the City of Vancouver, in the Province of British Columbia.

1.1.41	“UBC License Agreement” means the license agreement between INEX and UBC executed July 30, 2001 and effective July 1, 1998 that grants INEX rights to the Loading Patents.

1.1.42	“USA” means the United States of America, including its territories, possessions and the Commonwealth of Puerto Rico.

1.1.43	“Valid Claim” means either:

(a)	a claim of an issued and unexpired patent which has not been held unenforceable, unpatentable or invalid by a court or other governmental agency of competent jurisdiction, and which has not been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise; or

(b)	a claim in a patent application, provided that if such pending claim has not issued as a claim of an issued patent within seven (7) years after the filing date of such patent application, such pending claim shall not be a Valid Claim for purposes of this Agreement.

In the event that a claim of an issued patent is held by a court or other governmental agency of competent jurisdiction to be unenforceable, unpatentable or invalid, and such holding is reversed on appeal by a higher court or agency of competition jurisdiction, such claim shall be reinstated as a Valid Claim hereunder.

1.2	Entire Agreement

This Agreement constitutes the entire agreement between the Parties concerning the subject matter hereof.

1.3	Governing Law

This Agreement shall be deemed to have been made in the Province of British Columbia and its form, execution, validity, construction and effect shall be determined in accordance with the laws thereof.

1.4	Headings

The headings contained in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement. References to Articles are references to Articles of this Agreement and the Sections contained therein, and references to Sections are references to Sections of this Agreement.

1.5	Severability

If a court or other tribunal of competent jurisdiction should hold any term or provision of this agreement to be excessive, or invalid, void or unenforceable, the offending term or provision shall be deemed inoperative to the extent that they may conflict therewith and shall be deemed to be modified to the extent necessary to conform with such statute or rule of law, while still preserving, to the extent practicable, the legitimate aims of the Parties, provided that the remaining portions hereof shall remain in full force and effect. In the event that the terms and conditions of this Agreement are materially altered as a result of the above, the Parties will renegotiate the terms and conditions of this Agreement to resolve any inequities.

Article 2 Patent and Know-How Licenses

2.1	Licenses

Subject to the reservation set forth in Section 2.3, INEX hereby grants to Aradigm:

2.1.1	an exclusive license for the Field in the Territory under the Licensed Patents; and

2.1.2	an exclusive license for the Field in the Territory under the Know-How;

for the sole purpose of developing, making, having made, importing, using, offering for sale and selling Licensed Product in the Territory, including the right to grant sublicenses under these rights as set out in Section 2.4.

2.2	Exclusive License Term

In respect of each Licensed Product, on a country-by-country basis, the licenses granted pursuant to:

2.2.1	Section 2.1.1 shall continue in effect until the expiration of the last Valid Claim of the Licensed Patents which covers such Licensed Product licensed to Aradigm hereunder; and

2.2.2	Section 2.1.2 shall continue in effect until the expiry of ten years from the first commercial sale of such Licensed Product;

unless earlier terminated in accordance with this Agreement.

2.3	Reservation of Rights

INEX retains the right under the Licensed Patents and the Know-How to practice the inventions in the Field solely for internal research purposes and for any purpose outside the Field. Aradigm and INEX acknowledge and agree that UBC may use the Loading Patents and associated Know-How without charge in any manner whatsoever solely for non-commercial research, scholarly publication, educational or other non-commercial use.

2.4	Sublicenses

2.4.1	Aradigm shall have the right to sublicense rights granted in Section 2.1 to its Affiliates, subject to the following:

(a)	Aradigm hereby unconditionally guarantees the performance of any such Affiliates hereunder as if they were signatories to this Agreement.

(b)	Such sublicenses shall terminate upon the termination of Aradigm’s rights granted herein.

(c)	Each sublicense shall contain covenants by the Affiliate for the benefit of INEX and Aradigm to observe and perform similar terms and conditions to those in the UBC License Agreement and in this Agreement.

(d)	A breach by any such Affiliate of any such obligation shall constitute a breach by Aradigm of this Agreement and shall entitle INEX to exercise its rights hereunder, in addition to any other rights and remedies to which INEX may be entitled.

2.4.2	Aradigm shall also have the right to sublicense rights granted in Section 2.1 to Third Parties, subject to the following:

(a)	Within ten (10) calendar days after execution of a sublicensing agreement, Aradigm shall provide INEX with a copy thereof (provided that Aradigm shall be permitted to redact the financial terms of such agreement).

(b)	Such sublicenses shall terminate upon the termination of Aradigm’s rights granted herein unless events of default are cured by Aradigm or Sublicensee within the period for the cure of default after notification by INEX as provided by the terms of this Agreement.

(c)	Each sublicense shall contain covenants by the Sublicensee for the benefit of INEX and Aradigm to observe and perform similar terms and conditions to those in the UBC License Agreement and in this Agreement.

(d)	In the event that Aradigm becomes aware of a material breach of any such sublicense by the Sublicensee, Aradigm shall promptly notify INEX of the particulars of same and take all reasonable steps to enforce the terms of such sublicense. Upon the request of INEX, Aradigm shall act reasonably in considering any request of INEX for Aradigm to terminate such sublicense.

2.4.3	In the event Aradigm grants sublicenses to others to make or sell Licensed Product, such sublicenses shall include an obligation for the Sublicensee to account for and report its Net Sales of such Licensed Product on the same basis as if such sales were Net Sales by Aradigm, and INEX shall receive royalties in the same amounts as if the Net Sales of the Sublicensee were Net Sales of Aradigm.

Article 3 Milestone Payments and Sublicense Fees

3.1	License Fee

Upon execution of this Agreement by both Parties, Aradigm shall forthwith pay to INEX [*].

3.2	Milestone Payments

In consideration of the licenses granted by INEX to Aradigm under this Agreement, Aradigm shall make the following milestone payments to INEX:

Milestones Per Indication (each payable twice)
[*]	[*]
[*]	[*]
[*]	[*]
[*]	[*]

9	*Confidential Treatment Requested.

Provided that:

3.2.1	Each milestone payment shall be made no more than [*] per Indication, regardless of how many times such milestone is achieved for such Indication. Each milestone payment shall be made no more than [*] in the aggregate, regardless of how many Indications are pursued.

3.2.2	The Parties anticipate that the first Indication to be pursued by Aradigm for the Licensed Product shall be [*] and the second Indication will be [*]. Notwithstanding the foregoing, Aradigm may pursue any Indication in priority to either or both of these Indications.

3.2.3	In respect of any Indication, if Aradigm is able to achieve any milestone set out in this Section without first achieving one or more of the earlier milestones for such Indication, including, without limitation, if such an occurrence is facilitated as a result of Project Bioshield, then the milestone payments corresponding to the unachieved milestone(s) shall be payable upon occurrence of any subsequent milestone.

3.2.4	Aradigm shall make the milestone payments to INEX within [*] days after achievement of each milestone. Aradigm shall make the milestone payments to INEX whether the milestone is achieved by Aradigm itself, or by an Affiliate or a Sublicensee.

3.2.5	Subject to Section 3.2.3, payment shall not be owed for a milestone which is not reached.

3.2.6	[*]

3.2.7	[*]

3.2.8	[*]

3.3	Independent Consideration

The amounts payable to INEX pursuant to Sections 3.1 and 3.2 are non-refundable and shall be in addition to, and not in lieu of, the royalties payable to INEX pursuant to Article 4.

Article 4 Patent and Know-How Royalties

4.1	Royalty Rate

Subject to the rest of this Article 4, Aradigm shall pay to INEX earned royalties on all Net Sales in the Territory of Licensed Product by Aradigm, its Affiliates and Sublicensees at the following rates, on a country-by-country basis:

10	*Confidential Treatment Requested.

Royalty
[*]	[*]
[*]	[*]

4.2	Royalty Term and Rate Modification

4.2.1	The royalty obligations set forth in Section 4.1 with respect to any Licensed Product in any country in the Territory shall continue until the expiry of the licenses respecting same in accordance with Section 2.2.

4.2.2	In respect of any country in the Territory, upon expiry of the last Valid Claim of the Licensed Patents which covers the Licensed Product, or in the event that there is no Valid Claim of the Licensed Patents which covers such Licensed Product, Aradigm shall pay to INEX [*] of the earned royalty specified in Section 4.1 until the license in Section 2.1.2 is no longer in effect in accordance with Section 2.2.

4.2.3	Upon the expiration in accordance with Section 2.2 of the last to expire of the licenses granted under Section 2.1 with respect to Licensed Product in a country in the Territory, such license shall become a fully paid, non-exclusive license with respect to Know-How for such Licensed Product in such country of the Territory.

4.3	Combination Products

4.3.1	In the event a Licensed Product is sold in combination with one or more other elements, including with [*] or related accessories intended for use with such [*], the Net Sales from the Licensed Product, for the purposes of determining royalty payments under this Agreement, shall be determined by [*] the Net Sales of such combination (as if the combination were the Licensed Product for the purposes of the definition of Net Sales), during the applicable royalty reporting period, by [*] excluding the Licensed Product when sold separately in the country in which the combination is sold, in each case during the applicable royalty reporting period or, if sales of the Licensed Product alone did not occur in such period, then in the most recent royalty reporting period in which arms length fair market sales of such Licensed Product occurred. In the event that such average sale price cannot be determined for both the Licensed Product and all other elements of such combination, Net Sales for the purposes of determining royalty payments shall be mutually agreed upon by the Parties acting reasonably, based on the relative value contributed by each component.

4.3.2	If the parties are unable to come to agreement on any disputes arising out of the determinations to be made under this Article, the issue will be determined pursuant to Article 13.

4.4	Stacking

If, in respect of any country in the Territory:

11	*Confidential Treatment Requested.

4.4.1	if it is necessary to seek a license from any Third Party in order to avoid infringement by elements of the Licensed Product other than the [*] or dosage forms; or

4.4.2	if a court of competent jurisdiction determines that such a license is required;

then [*] of any royalties or other fees paid to such Third Party under such license in respect of such country may be credited against payments otherwise due INEX under Section 4.1 in respect of such country, provided that in no event shall such credits, together with the royalty reduction contemplated by Section 4.2.1 cause the payments set forth in Section 4.1 in respect of such country to be reduced to less than [*] of the applicable payments set forth in Section 4.1, and any such royalties or other fees paid to such Third Party and not deducted in any calendar year may not be deducted in any subsequent year. Nothing in this Section 4.4 shall reduce Aradigm’s obligation to pay milestones in accordance with Section 3.2. This Section shall not relieve any Party of its obligations arising for breach of a warranty contained in Article 7, and therefore this Section shall not be applied in respect of any infringement which would not have arisen if the warranties in Article 7 were true. Notwithstanding the foregoing, Aradigm shall have no right to deduct any royalties or other fees paid or otherwise have the advantage of this Section 4.4 in respect of the Crown Identified Patents.

4.5	Reports and Payment

Aradigm shall deliver to INEX within sixty (60) days after the end of each calendar quarter a written report showing its computation of royalties due under this Agreement upon Net Sales by Aradigm and its Affiliates and its Sublicensees during such calendar quarter. All Net Sales shall be segmented in each such report according to sales by Aradigm, each Affiliate and each Sublicensee, as well as on a country-by-country basis, including the rates of exchange used to convert such royalties to United States dollars from the currency in which such sales were made. For the purposes hereof, the rates of exchange to be used for converting royalties hereunder to United States dollars shall be those in effect for the purchase of dollars as certified by CitiBank, N.A., New York, New York, U.S.A., on the last Business Day of the quarter with respect to which the payment is due. Aradigm, simultaneously with the delivery of each such report, shall tender payment in United States dollars of all royalties shown to be due thereon.

4.6	Withholding Taxes

Any tax which Aradigm is required to pay or withhold with respect of license fees, royalty payments and milestone payments to be made to INEX hereunder shall be deducted from the amount otherwise due provided that, in regard to any such deduction, Aradigm shall give INEX such assistance, which shall include the provision of such documentation as may be required by the US Internal Revenue Service and other revenue services, as may reasonably be necessary to enable INEX to evidence such payment, claim exemption therefrom or obtain a repayment thereof or a reduction thereof and shall upon request provide such additional documentation from time to time as is needed to confirm the payment of tax. The Parties agree that:

4.6.1	Aradigm shall be deemed to be the sole payor of payments owed to INEX under this Agreement and shall not have the right to substitute any domestic or foreign Affiliate for that purpose, and

4.6.2	in the event that Aradigm takes any action, including, without limitation, the assignment of this Agreement, any sublicensing permitted hereby, any change of jurisdiction of residence or any reorganization or change in its business or structure so that, after such action, the withholding tax on the payments under this Agreement would be substantially more than those in effect on the Effective Date, Aradigm shall either:

(a)	with the co-operation of INEX, arrange its affairs so that the withholding tax consequences to INEX are not materially worse than those in effect prior to such action; or

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(b)	gross up the payments otherwise owed to INEX so that INEX receives net of withholding taxes the amount INEX would have received but for such action.

4.7	Late Payments

Any payment by Aradigm that is not paid on or before the date such payment is due under this Agreement shall bear interest at a rate equal to the lesser of (i) [*], or (ii) the maximum rate permitted by law, calculated based on the number of days that payment is delinquent.

4.8	Foreign Royalties

Where royalties are due INEX hereunder for sales of Licensed Product in a country in the Territory where, by reason of currency regulations or taxes of any kind, it is impossible or illegal for Aradigm, any Affiliate or Sublicensee to transfer royalty payments to INEX for Net Sales in that country in the Territory, such royalties shall be deposited in whatever currency is allowable by the Person not able to make the transfer for the benefit or credit of INEX in an accredited bank in that country in the Territory that is reasonably acceptable to INEX.

4.9	Records, Audit

Aradigm shall keep, and shall require all Affiliates and Sublicensees to keep, full, true and accurate books of accounts and other records containing all information and data which may be necessary to ascertain and verify the royalties payable hereunder for a period of three (3) years after the date such royalties became payable. During the term of this Agreement after the first commercial sale of Licensed Product and for a period of one year following termination of this Agreement, INEX shall have the right from time to time (not to exceed once during each calendar year) to have either its internal financial audit personnel or an independent firm of accountants (i.e., a certified public accountant or like person reasonably acceptable to Aradigm) inspect such books, records and supporting data, provided such shall not cover such records for more than the preceding five years. Such independent firm of accountants shall perform these audits at INEX’s expense upon reasonable prior notice and during Aradigm’s regular business hours, and shall agree as a condition to such audit to maintain the confidentiality of all information of Aradigm disclosed or observed in connection with such audit and to disclose to INEX only whether Aradigm has complied with its obligations under this Agreement with respect to the accuracy of the royalty statements and payments. If the result of such audit demonstrates an underpayment to INEX of 5% or more, Aradigm shall pay for the reasonable costs of such audit.

Article 5 Technology Transfer

5.1	Initial Technology Transfer

INEX shall, upon Aradigm’s request, for a period of six months from the Effective Date, transfer to or make available to Aradigm the then most-current version of all relevant Know-How to enable Aradigm’s reasonably capable Representatives to understand such Know-How as reasonably necessary to encapsulate Ciprofloxacin using the INEX Liposome Technology, with a goal of delivering the resulting Licensed Product with the AERx Device.

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5.2	Subsequent Consultations

After the first six months from the Effective Date, INEX shall provide to Aradigm technical advice and consultation by phone and by meetings in person respecting the Know-How as reasonably requested by Aradigm, provided that, in providing such advice and consultation, INEX shall not be obliged:

5.2.1	to provide INEX Representatives for travel away from Vancouver more than once per calendar quarter; and

5.2.2	in addition to the travel contemplated in Section 5.2.1, to make available to Aradigm INEX Representatives for more than 12 hours per calendar quarter.

5.3	Cost Recovery for Technology Transfer Services

Aradigm shall pay to INEX all INEX’s reasonable, documented out-of-pocket costs of providing technology transfer services pursuant to this Article 5, including travel and associated accommodation expenses of INEX Representatives who, at Aradigm’s request, travel to provide technology transfer services pursuant to this Article 5.

Article 6 Diligence and Annual Reports

6.1	Aradigm’s Diligence

In respect of each Licensed Product, Aradigm shall use Commercially Reasonable Efforts to:

6.1.1	conduct the necessary and appropriate preclinical and clinical trials and prepare, file and prosecute the governmental applications necessary to obtain Regulatory Approval for the Licensed Product in the Territory where appropriate to do so, and in any event in all of the following countries: USA, each of the Major European Countries and Japan;

6.1.2	market the Licensed Product in the Territory; and

6.1.3	launch sales of such Licensed Product and sell such Licensed Product in each such country where Regulatory Approval has been granted.

6.2	Subcontractors

Aradigm may subcontract to any of its Representatives any of its obligations in respect of the development of the Licensed Product without the consent of INEX; provided however, that:

6.2.1	each Representative must enter into an agreement with Aradigm which shall contain covenants by the Representative respecting Intellectual Property Rights (Article 8) and Confidential Information (Article 10) for the benefit of INEX and Aradigm to observe and perform similar terms and conditions to those set out in this Agreement; and

6.2.2	Aradigm shall be responsible to INEX for the performance of each of Aradigm’s Representative’s obligations under such agreement and all activities undertaken by its Representatives as contemplated by this Agreement.

6.3	Consequence of No Sales

In addition to the terms of Section 6.1, Aradigm shall be deemed to have breached its obligation to use Commercially Reasonable Efforts in conducting marketing of a Licensed Product in the USA, the Major European Countries and Japan if, for a continuous period of one hundred and eighty (180) days at any time following launch of commercial sales of such Licensed Product in any such country, no sales of the Licensed Product are made in the ordinary course of business in such country, unless Aradigm is prevented, restricted, interfered with or delayed in making such sales by reason of a cause beyond Aradigm’s reasonable control and can demonstrate same to INEX, in which event such period shall be extended by the period of Aradigm’s inability, provided that Aradigm uses Commercially Reasonable Efforts to avoid or remove the cause of such inability.

6.4	Reports

Aradigm shall report to INEX on the status and progress of Aradigm’s efforts to develop and commercialize Licensed Product as follows:

6.4.1	Aradigm shall make annual reports, due on each anniversary of the Effective Date, to INEX setting forth in general terms, reasonably sufficient for evaluation of the diligence obligations contained herein, the efforts it made to develop and commercialize all Licensed Products during the previous year, including the achievement of any milestone, the planning, starting, completing or stopping of any trials, the preparation of an application for, or the submission or obtaining of any regulatory approval, any significant adverse developments, and any plans for or occurrences of any commercial sales of Licensed Product in any jurisdiction and, manufacturing and process development efforts as well as a summary of the efforts it intends to make in the upcoming year(s) on these matters. Aradigm agrees to appropriately consider any INEX input and comments related to Aradigm’s plan for the upcoming year(s), provided that it is understood that Aradigm shall have final decision making responsibility for such plans.

6.4.2	To the extent that such could not be appropriately communicated to INEX in accordance with Section 6.4.1, Aradigm shall keep INEX informed in a timely manner of significant developments in Aradigm’s (and its Affiliates and Sublicensees where relevant) progress of its efforts to develop and commercialize Licensed Product, including without limitation, the achievement of any milestone, the planning, starting, completing or stopping of any trials, the preparation of an application for, or the submission or obtaining of any regulatory approval, any significant adverse developments, and any plans for or occurrences of any commercial sales of Licensed Product in any jurisdiction.

Article 7 Representations and Warranties

7.1	By Aradigm

Aradigm hereby represents and warrants to INEX that, as of the Effective Date:

7.1.1	Aradigm has full legal right, power and authority to execute, deliver and perform its obligations under this Agreement;

7.1.2	the execution, delivery and performance by Aradigm of this Agreement do not contravene or constitute a default under any provision of applicable law or its articles or by-laws (or equivalent documents) or of any judgment, injunction, order, decree or other instrument binding upon Aradigm;

7.1.3	all consents, authorizations and approvals, if any, required by a governmental authority for the execution, delivery and performance by Aradigm of this Agreement have been obtained and are in full force and effect and all conditions thereof have been complied with, and no other action by or with respect to, or filing with, any governmental authority or any other person or entity is required in connection with the execution, delivery and performance by Aradigm of this Agreement;

7.1.4	this Agreement constitutes a valid and binding agreement of Aradigm, enforceable against Aradigm in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or creditors’ rights generally;

7.1.5	the execution, delivery and performance by Aradigm of this Agreement do not and will not conflict with or result in a material breach of any of the terms and provisions of any Third Party agreement of Aradigm entered into as of the Effective Date;

7.1.6	except for the Crown Identified Patents, to the knowledge of Aradigm (without further duty of inquiry), the exploitation by Aradigm of the rights granted to Aradigm hereunder in pursuit of the developing, making, having made, importing, using, offering for sale and selling of the Licensed Product does not infringe the Intellectual Property Rights of any Third Party;

7.1.7	Aradigm is not aware of any impediment, including without limitation any Third Party agreement of Aradigm, which would prevent Aradigm from performing its obligations under this Agreement; and

7.1.8	Aradigm will not enter into any Third Party agreement after the Effective Date which, in any way, will limit its ability to perform all of the obligations undertaken by Aradigm hereunder.

7.2	By INEX

INEX hereby represents and warrants to Aradigm that, as of the Effective Date:

7.2.1	INEX has full legal right, power and authority to execute, deliver and perform its obligations under this Agreement;

7.2.2	the execution, delivery and performance by INEX of this Agreement do not contravene or constitute a default under any provision of applicable law or its articles or by-laws (or equivalent documents) or of any judgment, injunction, order, decree or other instrument binding upon INEX;

7.2.3	except for the consent of UBC, all consents, authorizations and approvals, if any, required by a governmental authority for the execution, delivery and performance by

INEX of this Agreement have been obtained and are in full force and effect and all conditions thereof have been complied with, and no other action by or with respect to, or filing with, any governmental authority or any other person or entity is required in connection with the execution, delivery and performance by INEX of this Agreement;

7.2.4	except for UBC’s reserved rights and rights granted by INEX outside the Field, INEX is the exclusive licensee of all legal and beneficial right, title and interest in and to the [*];

7.2.5	except for rights granted by INEX outside the Field, INEX is the exclusive owner of all legal and beneficial right, title and interest in and to the [*];

7.2.6	except for UBC’s reserved rights and rights granted by INEX outside the Field, INEX is the sole and exclusive owner or licensee of the Know-How, free and clear of any lien, claim or encumbrance or rights of any other person or entity;

7.2.7	the UBC License Agreement is in full force and effect and has not been breached by INEX or, to the knowledge of INEX (without further duty of inquiry), UBC, and the representations and warranties made by INEX and, to the knowledge of INEX (without further duty of inquiry), UBC in the UBC License Agreement are sufficient to permit the granting by INEX of the license in Section 2.1 on the Effective Date;

7.2.8	this Agreement constitutes a valid and binding agreement of INEX, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or creditors’ rights generally;

7.2.9	the execution, delivery and performance by INEX of this Agreement do not and will not conflict with or result in a material breach of any of the terms and provisions of any Third Party agreement of INEX entered into as of the Effective Date;

7.2.10	INEX is not aware of any impediment, including without limitation any Third Party agreement of INEX, which would prevent INEX from performing its obligations under this Agreement or that would conflict with or prevent the grant of the licenses and other rights in this Agreement to Aradigm; and

7.2.11	INEX will not enter into any Third Party agreement after the Effective Date which, in any way, will limit its ability to perform all of the obligations undertaken by INEX hereunder or that would conflict with or prevent the grant of the licenses and other rights in this Agreement to Aradigm.

7.3	Survival of Representations and Warranties

The representations and warranties contained herein shall survive the execution, delivery and performance of this Agreement by the Parties, notwithstanding any investigation at any time made by or on behalf of any Party or Parties, subject to any necessary changes which do not affect the enjoyment by the Parties of the rights granted in this Agreement.

7.4	DISCLAIMER

EXCEPT FOR THE EXPRESS WARRANTIES AND REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NEITHER INEX NOR ARADIGM MAKES, AND EACH HEREBY EXPRESSLY

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DISCLAIMS, ANY WARRANTIES OR REPRESENTATIONS, EITHER EXPRESS OR IMPLIED, WHETHER IN FACT OR IN LAW, INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

Article 8 Intellectual Property Rights

8.1	Ownership of Pre-Existing Intellectual Property Rights

Any Intellectual Property Rights owned by either Party prior to the Effective Date shall remain solely owned by such Party.

8.2	Ownership of Intellectual Property Rights from Development

Intellectual Property Rights arising from the development of Licensed Product or the activities of Aradigm or its Representatives contemplated by this Agreement relating to:

8.2.1	liposomal drug delivery systems and all improvements, modifications and derivatives thereof (but not related to the AERx Device, dosage forms or formulations of drugs for use with such AERx Device) shall be solely owned by INEX regardless of which Party or Party’s Representatives created or invented such intellectual property (hereinafter “INEX Invention”); and

8.2.2	the AERx Device, dosage forms or formulations of drugs for use with such AERx Device and/or anything else other than an INEX Invention, shall be solely owned by Aradigm regardless of which Party or Party’s Representatives created or invented such intellectual property (hereinafter “Aradigm Invention”).

8.3	INEX Inventions and Aradigm Inventions

8.3.1	Each Party will report to the other Party in a timely manner any INEX Inventions or Aradigm Inventions that belong to the other Party pursuant to Section 8.2.

8.3.2	INEX shall have the right and responsibility to decide whether or not to seek or continue to seek or maintain patent protection on any INEX Invention in any country, and shall have the right to file for, prosecute and maintain patents on any INEX Invention in any country.

8.3.3	Aradigm shall have the right and responsibility to decide whether or not to seek or continue to seek or maintain patent protection on any Aradigm Invention in any country, and shall have the right to file for, procure and maintain patents on any Aradigm Invention in any country.

8.4	Incorporation of INEX Inventions into License

All INEX Inventions shall be licensed to Aradigm on the terms hereof as if such INEX Inventions were Licensed Patents and Know-How hereunder.

8.5	Prosecution and Maintenance of Licensed Patents

INEX shall be responsible for and pay all future costs of prosecuting and maintaining the Licensed Patents.

8.6	Co-operation

Each Party agrees to obtain the co-operation of its Representatives in the assignment of any Intellectual Property Rights addressed by this Agreement and the preparation, filing, and prosecution of any applications for registration of same which may arise under this Agreement. Such co-operation shall include:

8.6.1	making available to the other Party or such other Party’s Representatives whom the other Party in its reasonable judgment deems necessary in order to assist it in obtaining patent protection of the Licensed Patents, INEX Inventions and Aradigm Inventions and any applications therefor; and

8.6.2	executing and causing its Representatives to execute all legal documents reasonably necessary to support the assignment, filing, prosecution and maintenance of said Patents.

8.6.3	Aradigm shall, at the request of INEX and, in the case of the Loading Patents, UBC, enter into such further agreements and execute any and all documents as may reasonably be required to ensure that ownership of the Licensed Patents remains with the legal owner.

8.7	Trademarks

Aradigm, at its expense, shall be responsible for the selection, registration and maintenance of all trademarks which it employs in connection with Licensed Product in the Territory and shall own and control such trademarks during the term of this Agreement and following its termination or expiration. Nothing in this Agreement shall be construed as a grant of rights, by license or otherwise, to INEX to use such trademarks for any purpose.

8.8	Labeling and Patent Marking

The Licensed Product shall be packaged by Aradigm and labeled consistent with the requirements of the regulatory authorities in the country in which it will be sold, and where legally permissible, shall identify any applicable Licensed Patents consistent with any patent marking requirements.

Article 9 Allocation of Risk

9.1	Limits

Except as expressly set out in this Agreement, nothing in this Agreement shall be construed as:

9.1.1	a warranty or representation by UBC or INEX as to title to the Licensed Patents and Know-How or that anything made, used, sold or otherwise disposed of under the license granted in this Agreement is or will be free from infringement of patents, copyrights, trade-marks, industrial design or other intellectual property rights;

9.1.2	a warranty or representation by UBC or INEX that any patents covered by this Agreement are valid or enforceable;

9.1.3	an obligation by UBC or INEX to bring or prosecute or defend actions or suits against Third Parties for infringement of patents, copyrights, trade-marks, industrial designs or other intellectual property or contractual rights; or

9.1.4	the conferring by UBC or INEX of the right to use in advertising or publicity the name of INEX or UBC or their respective trade marks.

9.2	Conduct of Infringement Proceedings

Notwithstanding Section 9.1, in the event of:

9.2.1	an alleged infringement by a Third Party of the Licensed Patents or Know-How or any right with respect to the Licensed Patents or Know-How by the manufacture, sale or use of products or services in the Field; or

9.2.2	any complaint by Aradigm alleging any infringement by a Third Party with respect to the Licensed Patents or Know-How or any right with respect to the Licensed Patents or Know-How by the manufacture, sale or use of products or services in the Field;

subject to the consent of UBC under the UBC License Agreement granting INEX the right to prosecute such litigation, the following shall apply:

9.2.3	INEX shall have the first right, in its sole discretion, and at its sole expense, to prosecute or defend such litigation;

9.2.4	if INEX does not take steps to prosecute or defend such litigation within 90 days after receipt of notice thereof, Aradigm may take such legally permissible action as it deems necessary or appropriate to prosecute such litigation in the Field or defend such litigation at its own expense, but shall not be obligated to do so;

9.2.5	the Party prosecuting or defending such litigation (in this Article, the “Litigating Party”) shall have the right to control such litigation and shall bear all legal expenses (including court costs and legal fees), including settlement thereof provided however that no settlement or consent judgment or other voluntary final disposition of any suit defended or action brought by a Party pursuant to this Section 9.2 may be entered into without the consent of the other Party if such settlement would require the other Party to be subject to an injunction or to make a monetary payment or would restrict the claims in or admit any invalidity of any Licensed Patent(s) or significantly adversely affect the rights of the other Party to this Agreement (the “Non-litigating Party”). By way of example and not by way of limitation, there shall be no right of the Litigating Party to stipulate or admit to the invalidity or unenforceability of any Licensed Patent. Before any action is taken by the Litigating Party which could abridge the rights of the Non-litigating Party hereunder, the Parties agree to, in good faith, consult with a goal of adopting a mutually satisfactory position;

9.2.6	the Parties further acknowledge that solely to the extent that any final disposition of the litigation that will restrict the claims in or admit any invalidity of any Loading Patent(s) or significantly adversely affect UBC’s rights, any such disposition of the litigation requires the full consultation with and approval by UBC under the UBC License Agreement;

9.2.7	the Non-litigating Party agrees to co-operate reasonably in any such litigation to the extent of executing all necessary documents, supplying essential documentary evidence and making essential witnesses then in its employment available and to vest in the Litigating Party the right to institute any such suits, so long as all the direct or indirect costs and expenses of bringing and conducting any such litigation or settlement shall be borne by the Litigating Party, provided that INEX and Aradigm shall recover their respective actual out-of-pocket expenses, or equitable proportions thereof, associated with any litigation or settlement thereof from any recovery made by any Party. Any excess amount shall be shared equally between Aradigm and INEX.

9.2.8	the Litigating Party shall keep the Non-litigating Party fully informed of the actions and positions taken or proposed to be taken by the Litigating Party (on behalf of itself or a sublicensee) and actions and positions taken by all other parties to such litigation;

9.2.9	in the event that INEX prosecutes or defends such litigation, Aradigm may elect to participate formally in the litigation to the extent that the court may permit, but any additional expenses generated by such formal participation shall be paid by Aradigm (subject to the possibility of recovery of some or all of such additional expenses from such other parties to the litigation); and

9.2.10	in the event that Aradigm prosecutes or defends such litigation, Aradigm acknowledges that UBC may elect to participate formally in the litigation to the extent that the court may permit, but any additional expenses generated by such formal participation shall be paid by UBC (subject to the possibility of recovery of some or all of such additional expenses from such other parties to the litigation).

9.3	Breach of Confidence Proceedings

In the event of an alleged breach of confidentiality respecting Confidential Information or any Third Party use of Confidential Information, Aradigm and INEX agree that they shall reasonably cooperate to enjoin such Third Party’s use of such Confidential Information.

9.4	Defense of Infringement Proceedings

9.4.1	If any complaint alleging infringement or violation of any patent or other proprietary rights is made against Aradigm, its Affiliate or a Sublicensee with respect to the manufacture, use or sale of a Licensed Product, the following procedure shall be adopted:

(a)	Aradigm shall promptly notify INEX upon receipt of any such complaint and shall keep INEX fully informed of the actions and positions taken by the complainant and taken or proposed to be taken by Aradigm (on behalf of itself, its Affiliate or a Sublicensee), provided that it is understood that Aradigm shall have the right but not the obligation to defend such suit, and

(b)	all costs and expenses incurred by Aradigm (its Affiliate or any Sublicensee) in investigating, resisting, litigating and settling such a complaint, including the payment of any award of damages and/or costs to any Third Party, shall be paid by Aradigm (its Affiliate or any Sublicensee, as the case may be).

(c)	In any event, INEX and Aradigm shall assist one another and cooperate in any such litigation at the other’s request at the expense of the requesting Party.

9.4.2	If any complaint alleging infringement or violation of any patent or other proprietary rights is made against INEX or its Affiliate with respect to the manufacture, use or sale of a Licensed Product, the following procedure shall be adopted:

(a)	INEX shall promptly notify Aradigm in writing. INEX shall have the right but not the obligation to defend such suit at its own expense.

(b)	In any event, INEX and Aradigm shall assist one another and cooperate in any such litigation at the other’s request at the expense of the requesting Party.

9.4.3	In the event a complaint is made under either of Sections 9.4.1 or 9.4.2, no settlement or consent judgment or other voluntary final disposition may be entered into without the consent of the other Party if such settlement would require the other Party to be subject to an injunction or to make a monetary payment or would restrict the claims in or admit any invalidity of any Licensed Patent(s) or significantly adversely affect the rights of the other Party. The Parties further acknowledge that solely to the extent that any final disposition of the litigation that will restrict the claims in or admit any invalidity of any Loading Patent(s) or significantly adversely affect UBC’s rights, any such disposition of the litigation requires the full consultation with and approval by UBC under the UBC License Agreement.

9.5	Co-operation with Other Licensees

Aradigm acknowledges that INEX has granted rights in respect of fields outside the Field, and may grant to its other sublicensees in respect of fields outside of the Field rights similar to those granted to Aradigm under Sections 9.2, 9.3, 9.4 and this Section 9.5. If INEX grants such rights to its other sublicensees, in the event of any litigation in respect of:

9.5.1	fields outside of the Field of the kind described in Sections 9.2, 9.3 and 9.4 that may reasonably affect Aradigm’s use of the Licensed Patents or Know-How in the Field or the manufacture, use or sale of Licensed Product by Aradigm; or

9.5.2	the Field that may reasonably affect INEX or one or more of INEX’s sublicensee’s use of the Licensed Patents or Know-How outside the Field or the manufacture, use or sale of products outside the Field by INEX or one or more other such sublicensee(s);

then INEX, Aradigm and such other sublicensees will use good faith efforts to determine jointly the course of action, if any, necessary or appropriate to prosecute or defend the litigation. INEX will use reasonable efforts to include in its sublicense agreements, provisions that allow the participation of Aradigm as contemplated herein.

Article 10 Confidential Information and Publication

10.1	Treatment of Confidential Information

Each Party hereto shall maintain the Confidential Information of the other Party in confidence, and shall not disclose, divulge or otherwise communicate such Confidential Information to others, or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement, and hereby agrees to exercise every reasonable precaution to prevent and restrain the unauthorized disclosure of such Confidential Information by any of its Representatives.

10.2	Permitted Disclosures

Either Party may disclose the Confidential Information of the other Party to Third Party contractors or collaborators to facilitate or carry out research activities under this Agreement provided that such Third Parties enter into an agreement with such Party which contains confidentiality provisions substantially the same as those set forth herein.

10.3	Publications Generally

The following restrictions shall apply with respect to the disclosure in scientific journals or publications by any Party or Representative of any Party relating to the inventions contained in the Licensed Patents and the Know-How or to the activities or results of the development of Licensed Product:

10.3.1	a Party (the “Publishing Party”) shall provide the other Party with an advance copy of any proposed publication before any other disclosure of same and such other Party shall have a reasonable opportunity to recommend any changes it reasonably believes are necessary to preserve Intellectual Property Rights or Confidential Information belonging in whole or in part to INEX or Aradigm, and the incorporation of such recommended changes shall not be unreasonably refused; and

10.3.2	if such other Party informs the Publishing Party, within thirty (30) days after receipt of an advance copy of a proposed publication, that such publication in its reasonable judgment could be expected to have a material adverse effect on any Intellectual Property Rights or Confidential Information belonging in whole or in part to INEX or Aradigm, the Publishing Party shall delay or prevent such publication as proposed. In the case of inventions, the delay shall be sufficiently long to permit the timely preparation and filing of a patent application(s) or application(s) for a certificate of invention on the information involved but not less than ninety (90) days.

10.3.3	Nothing in this Agreement shall be construed as preventing or in any way inhibiting Aradigm from complying with statutory and regulatory requirements governing the development, manufacture, use and sale or other distribution of Licensed Product in the Territory in any manner which it reasonably deems appropriate, including, for example, by disclosing to regulatory authorities confidential or other information received from INEX.

10.4	Publication by UBC

Aradigm acknowledges that the policies of UBC require that the results of UBC’s research be publishable, subject to the UBC License Agreement. INEX and Aradigm therefore agree that the inventors of the Loading Patents or associated Know-How shall not be restricted from presenting at symposia, national, or regional professional meetings, or from publishing in abstracts, journals, theses, or dissertations, or otherwise, whether in printed or in electronic media, methods and results of UBC’s research, provided however that:

10.4.1	INEX provides to Aradigm within five (5) days after receipt from UBC, copies of any proposed publication or presentation provided to it by UBC; and

10.4.2	Aradigm has not, within 21 days after receipt of said copies, objected to INEX in writing to such proposed presentation or proposed publication in accordance with Section 10.5 of this Agreement.

10.5	Objection to UBC Publication

Aradigm may object to a proposed presentation or proposed publication by UBC on the grounds that:

10.5.1	it contains Confidential Information that was disclosed to UBC by INEX or Aradigm; or

10.5.2	it discloses patentable subject matter which needs protection.

10.6	Removal of Objectionable Material

If Aradigm makes an objection under Section 10.5.1, Aradigm shall specify the portions of the presentation or publication considered objectionable (the “Objectionable Material”). INEX shall forward Aradigm’s objections to UBC within four (4) days after receipt thereof. Upon receipt of notification from Aradigm that any proposed publication or disclosure contains Objectionable Material, UBC and INEX shall work together to revise the proposed publication or presentation to remove or alter the Objectionable Material in a manner acceptable to Aradigm, in which case Aradigm shall withdraw its objection. INEX shall co-operate in all reasonable respects in making revisions to any proposed disclosures if considered by Aradigm to contain Objectionable Material. Aradigm acknowledges that UBC shall not be restricted from publishing or presenting the proposed disclosure as long as the Objectionable Material has been removed. In respect of any disclosures by UBC pursuant to Section 9.7 of the UBC License Agreement, upon Aradigm’s request, INEX shall request that Aradigm’s Confidential Information shall be deleted therefrom prior to disclosure by UBC.

10.7	Protecting Objectionable Material

If Aradigm makes an objection under Section 10.5.2, thereafter INEX and/or Aradigm may file a patent application in accordance with Article 8 and the Parties acknowledge that UBC is obligated under the UBC License Agreement to ensure that its researchers refrain from making such publication or presentation until one or more patent applications have been filed with one or more patent offices directed to such patentable subject matter, or until three (3) months have elapsed from date of receipt of the written objection by UBC, whichever is sooner, after which UBC and its researchers may proceed with said presentation or publication. For greater certainty, a provisional patent application shall be considered to be a patent application in the USA for the purposes of this Agreement.

Article 11 Termination

11.1	Term

This Agreement shall expire, on a country-by-country basis, upon the expiration of Aradigm’s royalty obligations in each country in accordance with Section 4.2.

11.2	Voluntary Termination

Aradigm may terminate the licenses under this Agreement at any time by providing thirty (30) days prior written notice to INEX.

11.3	Termination for Breach

Each Party shall be entitled to terminate this Agreement and the licenses granted hereunder to the other Party by written notice to the other Party in the event that the other Party shall be in material default of any of its obligations hereunder, and shall fail to remedy any such default within sixty (60) days after notice thereof by the non-breaching Party. Any such notice shall specifically state that the non-breaching Party intends to terminate this Agreement in the event that the breaching Party shall fail to remedy the default. Any such notice shall set out expressly the actions required of the breaching Party to remedy the default. If such default is not corrected, the non-breaching Party shall have the right to terminate this Agreement by giving written notice to the Party in default provided the notice of termination is given within six (6) months of the default and prior to correction of the default.

11.4	Termination upon Bankruptcy

11.4.1	This Agreement shall automatically and immediately terminate without notice to Aradigm upon (a) the bankruptcy, liquidation or dissolution of Aradigm; (b) the filing of any voluntary petition for bankruptcy, dissolution, liquidation or winding-up of the affairs of Aradigm; or (c) the filing of any involuntary petition for bankruptcy, dissolution, liquidation or winding-up of the affairs of Aradigm which is not dismissed within one hundred twenty (120) days after the date on which it is filed or commenced.

11.4.2	This Agreement may be terminated by Aradigm by providing written notice to INEX upon (a) the bankruptcy, liquidation or dissolution of INEX; (b) the filing of any voluntary petition for bankruptcy, dissolution, liquidation or winding-up of the affairs of INEX; or (c) the filing of any involuntary petition for bankruptcy, dissolution, liquidation or winding-up of the affairs of INEX which is not dismissed within one hundred twenty (120) days after the date on which it is filed or commenced. Notwithstanding the bankruptcy of INEX, or the impairment of performance by INEX of its obligations under this Agreement as a result of bankruptcy of INEX, to the extent that INEX retains the rights necessary to grant the licenses granted in this Agreement, Aradigm shall be entitled to retain the licenses granted herein, subject to INEX’s rights to terminate this Agreement as provided in this Agreement. Nothing in this Section shall limit Aradigm’s rights arising under the consent by UBC to this Agreement.

11.5	Continuing Obligations/No Limitation on Remedies

Upon any termination of this Agreement pursuant to this Article 11, neither Party shall be relieved of any obligations incurred prior to such termination. Termination of the Agreement in accordance with the provisions hereof shall not limit remedies that may be otherwise available in law or equity.

11.6	Disposition of Licensed Product

Upon any termination of this Agreement pursuant to Sections 11.1, 11.2, 11.3 or 11.4, Aradigm shall within thirty (30) days after the effective date of such termination notify INEX in writing of the amount of Licensed Product which Aradigm, its Affiliates and Sublicensees then have completed on hand, the sale of which would, but for the termination, be subject to royalty, and Aradigm, its Affiliates and Sublicensees shall thereupon be permitted during the one (1) year following such termination to sell that amount of Licensed Product, provided that Aradigm shall pay the aggregate royalty thereon at the conclusion of the earlier of the last such sale or such one (1) year period. Except as otherwise agreed between the Parties in writing, all sublicenses granted by Aradigm shall forthwith terminate upon the termination of this Agreement.

11.7	Survival of Obligations; Return of Confidential Information

Notwithstanding any termination of this Agreement, the obligations of the Parties under Article 1, Sections 2.4.1(a), 2.4.2(b), 2.4.2(c), 2.4.2(d), 2.4.3, Article 7, Article 8, Article 9, Article 10, Article 11, Article 12, Article 13 and Article 14, as well as under any other provisions which by their nature are intended to survive any such termination, shall survive and continue to be enforceable. Upon any termination of this Agreement pursuant to Article 11, except as contemplated hereby, each Party shall promptly return to the other Party all written Confidential Information, and all copies thereof (except for one archival copy to be retained by a person designated by such Party (who shall not make such Confidential Information generally available to Representatives of such Party) for the purpose of confirming which information to hold in confidence hereunder), of the other Party which is not covered by a license surviving such termination. Aradigm shall deliver to INEX patent prosecution records related to the Licensed Patents in Aradigm’s possession or control, if any.

11.8	Delivery of Data and Materials and License

Upon termination of this Agreement under Section 11.2, Section 11.3 by INEX for Aradigm’s uncured material default, or Section 11.4.1:

11.8.1	Provided that INEX shall be responsible for any reasonable associated out-of-pocket costs associated with the following activities, Aradigm shall deliver to INEX a copy of the animal and human data and such other information, materials (including biological materials but excluding any AERx Devices or dosage forms) and documents in Aradigm’s possession or control arising from the development of Licensed Product under this Agreement that INEX may reasonably require in order to obtain approval of applicable government regulatory agencies to market Licensed Product, except to the extent that such are related to the AERx Device or dosage forms. INEX may, directly or through a licensee, exploit such data, other information, materials (including biological materials) and documents to develop, make, have made, import, use, offer for sale and sell Licensed Product.

11.8.2	Aradigm shall also, within thirty (30) days after the effective date of such termination, use all reasonable endeavors to take all steps and execute all documents reasonably necessary to assign and/or transfer or permit reference to (to the extent legally permissible in the relevant country) all regulatory filings and approvals arising from the development of Licensed Product under this Agreement in Aradigm’s name or in the name of Aradigm’s Representatives to INEX or its designee except to the extent that such regulatory filings are related to the AERx Device or dosage forms, provided that INEX shall be responsible for any reasonable associated out-of-pocket costs of transfer.

11.8.3	In the event that no such assignment and/or transfer and/or reference pursuant to 11.8.2 may legally be made, then Aradigm shall forthwith surrender such regulatory filings and approvals for cancellation.

11.8.4	Upon INEX’s request, Aradigm shall within thirty (30) days after the effective date of such termination, deliver to INEX or its designee any and all documents relating to applications, regulatory filings and approvals in its possession or control arising from the development of Licensed Product that are reasonably required in order to obtain approval of applicable government regulatory agencies to market Licensed Product, except to the extent that such are related to the AERx Device or dosage forms, provided that INEX shall be responsible for any reasonable associated out-of-pocket costs of transfer.

11.8.5	Except to the extent set out in the last sentence of Section 11.8.1, Aradigm’s transfer to INEX of any data, other information, materials (including biological materials) or documents shall not grant INEX any license or right (whether express, implied or by estoppel) in any Intellectual Property Rights owned or controlled by Aradigm.

Article 12 Indemnification and Liability Limitations

12.1	Indemnification by Aradigm

Aradigm hereby agrees that it shall be responsible for, indemnify, hold harmless and defend INEX and its Affiliates, and their respective Representatives, invitees, shareholders, partners, attorneys and accountants and their respective heirs, successors and assigns (collectively, the “INEX Indemnitees”), and UBC and its Affiliates and their respective Representatives, Board of Governors, faculty, students, invitees, managing members, partners, attorneys and accountants and their respective heirs, successors and assigns (collectively, the “UBC Indemnitees”) from and against any and all claims, demands, losses, liabilities, damages, costs and expenses (including reasonable legal fees) (collectively, “Losses”) suffered or incurred by any INEX Indemnitee or UBC Indemnitee arising out of, relating to, resulting from or in connection with any Third Party claims arising out of or relating to:

12.1.1	the breach of any representation or warranty made by Aradigm herein;

12.1.2	the default by Aradigm in the performance or observance of any of its obligations to be performed or observed hereunder;

12.1.3	the breach by Aradigm, its Affiliates or Sublicensees of any applicable laws, regulations and guidelines in connection with any Licensed Product or in the performance or observance of any of its obligations to be performed or observed hereunder;

12.1.4	the infringement of the Crown Identified Patents or any Intellectual Property Rights of any Third Party; and

12.1.5	any injury or death to any person or damage to any property caused by any Licensed Product provided by Aradigm, its Affiliates or Sublicensees, whether claimed by reason of breach of warranty, negligence, product defect or otherwise, and regardless of the form in which any such claim is made.

The foregoing shall not apply to the extent that such Losses are due to:

12.1.6	the breach of any representation or warranty made by INEX herein;

12.1.7	the default by INEX in the performance or observance of any of its obligations to be performed or observed hereunder; and

12.1.8	the breach by INEX of any applicable laws, regulations and guidelines in connection with any Licensed Product or in the performance or observance of any of its obligations to be performed or observed hereunder.

12.2	Indemnification by INEX

INEX hereby agrees that it shall be responsible for, indemnify, hold harmless and defend Aradigm and Aradigm’s Affiliates, and their respective Representatives, invitees, shareholders, partners, attorneys and accountants and their respective heirs, successors and assigns (collectively, the “Aradigm Indemnitees”), and the UBC Indemnitees from and against any and all Losses suffered or incurred by any Aradigm Indemnitee or UBC Indemnitee arising out of, relating to, resulting from or in connection with any Third Party claims arising out of or relating to:

12.2.1	the breach of any representation or warranty made by INEX herein;

12.2.2	the default by INEX in the performance or observance of any of its obligations to be performed or observed hereunder; and

12.2.3	the breach by INEX of any applicable laws, regulations and guidelines in connection with any Licensed Product or in the performance or observance of any of its obligations to be performed or observed hereunder.

The foregoing shall not apply to the extent that such Losses are due to:

12.2.4	the breach of any representation or warranty made by Aradigm herein;

12.2.5	the default by Aradigm in the performance or observance of any of its obligations to be performed or observed hereunder;

12.2.6	the breach by Aradigm, its Affiliates or Sublicensees of any applicable laws, regulations and guidelines in connection with any Licensed Product or in the performance or observance of any of its obligations to be performed or observed hereunder; and

12.2.7	any injury or death to any person or damage to any property caused by any Licensed Product provided by Aradigm, its Affiliates or Sublicensees, whether claimed by reason of breach of warranty, negligence, product defect or otherwise, and regardless of the form in which any such claim is made.

12.3	Notice of Claims

In the event that a claim is made pursuant to Section 12.1 or 12.2 above against any person or entity which seeks indemnification hereunder (the “Indemnitee”), the Indemnitee shall give the indemnifying Party (the “Indemnitor”) prompt notice of any claim or lawsuit or other action for which it seeks to be indemnified under this Agreement and agrees that the Indemnitor shall not have any obligation under the relevant Section unless:

12.3.1	the Indemnitor is granted, subject to the provisions of this Section 12.3 and the relevant provisions of Article 9, full authority and control over the defense, including settlement, against such claim or law suit or other action, and

12.3.2	the Indemnitee cooperates fully with the Indemnitor and its agents in defense of the claims or law suit or other action.

The Indemnitee shall have the right to participate in the defense of any such claim, complaint, suit, proceeding or cause of action referred to in this Section utilizing attorneys of its choice, at its own expense, provided however, that the Indemnitor shall, subject to the provisions of this Section 12.3 and the relevant provisions of Article 9, have full authority and control to handle any such claim, complaint, suit proceeding, or cause of action, including any settlement or other disposition thereof, for which the Indemnitee seeks indemnification under this Section, provided however, subject to the following sentence, that no settlement or consent judgment or other voluntary final disposition may be entered into without the consent of the Indemnitee if such settlement would require the Indemnitee to be subject to an injunction or to make a monetary payment or would restrict the claims in or admit any invalidity of any Licensed Patent(s) or significantly adversely affect the rights of the Indemnitee. The Parties further acknowledge that, where any final disposition of the litigation that will restrict the claims in or admit any invalidity of any Licensed Patent(s), any such disposition of the litigation requires the full consultation with and approval of UBC under the UBC License Agreement solely in respect of the Loading Patent(s).

12.4	Consequential Losses

EXCEPT FOR LIABILITY FOR INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OR BREACH OF THE OBLIGATIONS RESPECTING CONFIDENTIAL INFORMATION, NO PARTY WILL BE LIABLE FOR CONSEQUENTIAL OR INCIDENTAL DAMAGES OF ANY NATURE ARISING FROM SUCH PARTY’S ACTIVITIES UNDER THIS AGREEMENT; PROVIDED, HOWEVER, THAT THIS LIMITATION SHALL NOT LIMIT THE INDEMNIFICATION OBLIGATION OF SUCH PARTY UNDER SECTIONS 12.1 OR 12.2 FOR CONSEQUENTIAL OR INCIDENTAL DAMAGES RECOVERED BY A THIRD PARTY.

12.5	Actions Between the Parties

For the avoidance of doubt, in connection with actions brought by one Party hereto against the other (whether for breach of any provisions hereof, any representation or warranty made herein or otherwise), each Party expressly reserves all of its rights and remedies under applicable law, including, without limitation, the right to sue for breach of contract.

12.6	Insurance

12.6.1	Prior to or immediately upon the start of any human clinical trials or other Licensed Product testing involving human subjects by Aradigm, its Affiliates or any Sublicensee (“Human Clinical Trials”) and for a period of five (5) years after the expiration of this Agreement or the earlier termination thereof, Aradigm shall obtain and/or maintain, respectively, at its sole cost and expense, public liability, product liability and errors and omissions insurance in reasonable amounts, with a reputable and financially secure insurance carrier. Such product liability insurance shall insure against all liability, including personal injury, physical injury, or property damage arising out of the manufacture, sale, distribution, or marketing of Licensed Product in the Territory. Aradigm shall use reasonable efforts to ensure that any and all such policies of insurance required pursuant to this Section 12.6.1 shall contain a waiver of subrogation against the UBC Indemnitees. Aradigm shall provide written proof of the existence of such insurance to INEX upon request.

12.6.2	Aradigm shall require that each Sublicensee under this Agreement shall either:

(a)	demonstrate to Aradigm’s reasonable satisfaction that such Sublicensee has a program of self insurance no less adequate than that which a reasonable and prudent businessperson carrying on a similar line of business would require; or

(b)	sixty (60) days prior to the earlier of the start of Human Clinical Trials or the first sale of any Licensed Product by such Sublicensee, procure and maintain public liability, product liability and errors and omissions insurance in reasonable amounts, with a reputable and financially secure insurance carrier. Aradigm shall use reasonable efforts to ensure that any and all such policies of insurance required pursuant to this Section 12.6.2(b) shall contain a waiver of subrogation against the UBC Indemnitees.

Article 13 Dispute Resolution

13.1	Negotiation

If a dispute or controversy regarding any right or obligation under this Agreement arises between the Parties, the Parties will seek to resolve such dispute or controversy or failure to agree by good faith negotiation between senior management representatives of the Parties, to be commenced promptly after such dispute or controversy or failure to agree arises. If such dispute or controversy or failure to agree is not resolved by such negotiation within thirty (30) days after written notice by one Party to the other, and at least one Party requires such resolution, then the Parties shall proceed as follows. Any unresolved dispute, controversy, action, claim or proceeding initiated by either Party (other than a Third Party action, claim or other proceeding in a bona fide action, claim or other proceeding initiated by a Third Party against a Party) relating to, arising out of or resulting from this Agreement, or the performance by either Party of its obligations hereunder, or any alleged breach, termination or invalidity of this Agreement, whether before or after termination or expiration of this Agreement, shall be finally resolved by binding arbitration pursuant to Section 13.2.

13.2	Arbitration

In the event of any unresolvable dispute, difference, or question arising between the Parties in connection with this Agreement or any clause or the construction thereof, or the rights, duties or liabilities of either Party, or the scope or validity of any patent licensed hereunder, the matter shall be submitted for arbitration in accordance with the rules of the American Arbitration Association. Arbitration shall take place in Seattle, Washington or as otherwise agreed by the Parties. A single arbitrator shall be appointed by agreement of the Parties to resolve all such disputes, differences or questions. The arbitrator shall be guided by the contents of this Agreement in arriving at a decision to resolve the dispute, but may rely on extrinsic evidence where appropriate and/or necessary. The Parties shall share the cost of the arbitration unless, in the arbitrator’s opinion, the position advanced by one of the Parties, or the nature or manner of presenting it, is such that it would be unfair to so apportion such expenses, in which case the arbitrator may apportion such expenses differently. In cases where validity or scope of a patent is in issue, either Party shall have the right to elect to have the arbitration conducted by three arbitrators, each Party selecting one and those arbitrators selecting the third.

Article 14 Miscellaneous

14.1	Assignment

This Agreement and the licenses herein granted shall be binding upon and inure to the benefit of the successors in interest of the respective parties. Except as otherwise provided in this Agreement, neither this Agreement nor any of the rights or obligations hereunder may be assigned by either Party without the prior written consent of the other Party, except either Party may assign this Agreement or any of the rights or obligations hereunder to an Affiliate or to a Third Party with which a Party may merge or consolidate, or to which it may transfer all or substantially all of its assets to which this Agreement relates, without obtaining the prior written consent of the other Party.

14.2	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

14.3	Force Majeure

In the event that either Party is prevented from performing or is unable to perform any of its obligations under this Agreement due to any act of God; fire; casualty; flood; war; strike; lockout; failure of public utilities; injunction or any act, exercise, assertion or requirement of governmental authority; epidemic; destruction of production facilities; riots; insurrection; inability to procure or use materials, labor, equipment, transportation or energy; or any other cause beyond the reasonable control of the Party invoking this Section 14.3 if such Party shall have used its reasonable efforts to avoid such occurrence, such Party shall give notice to the other Party in writing promptly, and thereupon the affected Party’s performance shall be excused and the time for performance shall be extended for the period of delay or inability to perform due to such occurrence.

14.4	Further Assurances

Each Party hereto agrees to execute, acknowledge and deliver such further instruments and do all such further acts as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

14.5	International Sale of Goods Act

The Parties acknowledge and agree that the International Sale of Goods Act and the United Nations Convention on Contracts for the International Sale of Goods have no application to this Agreement.

14.6	Modification

No waiver, alteration or modification of any of the provisions hereof shall be binding unless made in writing and signed by the Parties by their respective officers thereunto duly authorized.

14.7	No Agency

Nothing herein shall be deemed to constitute either Party as the agent or representative of the other Party, or both Parties as joint venturers or partners for any purpose. INEX shall be an independent contractor, not an employee or partner of Aradigm, and the manner in which INEX renders its services under this Agreement shall be within INEX’s sole discretion. Neither Party shall be responsible for the acts or omissions of the other Party, and neither Party will have authority to speak for, represent or obligate the other Party in any way without prior written authority from the other Party.

14.8	Non-Use of Names

Neither Party shall use the name of the other Party, nor any adaptation thereof, in any advertising, promotional or sales literature without prior written consent obtained from such other Party in each case (which consent shall not be unreasonably withheld or delayed).

14.9	Notices

Any notice or other communication in connection with this Agreement must be in writing and if by mail, by registered mail, return receipt requested, and shall be effective when delivered to the addressee at the address listed below or such other address as the addressee shall have specified in a notice actually received by the addressor.

If to INEX:

INEX Pharmaceuticals Corporation

100-8900 Glenlyon Parkway

Burnaby, B.C. V5J 5J8

Canada

Fax:	(604) 419-3202
Attention:	Director, Business Development

If to Aradigm:

Aradigm Corporation

3929 Point Eden Way

Hayward, CA 94545

USA

Fax:	(510) 265-9217
Attention:	Chief Financial Officer

14.10	Publicity

Except as required by law, stock exchange or regulatory authority:

14.10.	1 neither Party, nor any of its Affiliates, shall originate any publicity, news release or other public announcement, written or oral, relating to this Agreement or the existence of an arrangement between the Parties, without the prior written approval of the other Party and agreement upon the nature and text of such announcement or disclosure, which approval shall not be unreasonably withheld; and

14.10.	2 the Party desiring to make any such public announcement or other disclosure shall inform the other Party of the proposed announcement or disclosure in reasonably sufficient time prior to public release, and shall provide the other Party with a written copy thereof, in order to allow such other Party to comment upon such announcement or disclosure.

14.11	Third Parties

None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party.

14.12	Waiver

The waiver by either Party of a breach or a default of any provision of this Agreement by the other Party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any right, power or privilege by such Party.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as a sealed instrument in their names by their properly and duly authorized officers or representatives.

INEX PHARMACEUTICALS CORPORATION

By:	/s/ D.J. Main
Name:	D.J. Main
Title:	CEO

ARADIGM CORPORATION

By:	/s/ V. Bryan Lawlis
Name:	V. Bryan Lawlis
Title:	President & CEO

Exhibit 1.1.9: Crown Identified Patents

Country	Patent No.	Title
[*]	[*]	[*]

*Confidential Treatment Requested.

Exhibit 1.1.23: Loading Patents

Issued Patents

Country	Patent No.	Filing Date	Title	Issue Date	Status
[*]	[*]	[*]	[*]	[*]	[*]

Pending Patents

Country	Serial No.	Filing Date	Title	Status
[*]	[*]	[*]	[*]	[*]

*Confidential Treatment Requested.

Exhibit 1.1.36: Sphingosome Patents

Issued Patents

Country	Patent No.	Filing Date	Title	Issue Date	Status
[*]	[*]	[*]	[*]	[*]	[*]

Pending Patents

Country	Serial No.	Filing Date	Title	Status
[*]	[*]	[*]	[*]	[*]

*Confidential Treatment Requested.